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                         July 8, 2021

       Benjamin S. Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Growth eREIT 2019, LLC
       11 Dupont Circle NW, 9th FL
       Washington, DC 20036

                                                        Re: Fundrise Growth
eREIT 2019, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed June 11, 2021
                                                            File No. 024-11549

       Dear Mr. Miller:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391
       with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Real Estate & Construction
       cc:                                              Mark Schonberger